
[GRAPHIC OMITTED]
ROPES
& GRAY          ROPES & GRAY LLP
                ONE INTERNATIONAL PLACE     BOSTON, MA 02110-2624     617-951-7000    F 617-951-7050
                BOSTON     NEW YORK     PALO ALTO     SAN FRANCISCO     WASHINGTON, DC     www.ropesgray.com


March 14, 2006                                             Melissa S. Gainor
                                                           (617) 951-7025






Mark P. Shuman, Esq., Branch Chief - Legal
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: TechTeam Global, Inc. Definitive Additional Soliciting Materials filed by
    Costa Brava Partnership III, L.P. on March 6, 2006, File No. 0-16284

Dear Mr. Shuman:

Costa Brava Partnership III, L.P. ("Costa Brava") appreciates the opportunity to respond to the Commission's review letter dated March 9, 2006 with respect to the above referenced solicitation materials filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Costa Brava's responses to the Commission's comments are set forth below. In order to facilitate your review, we have included your comment followed by Costa Brava's response.

Costa Brava acknowledges that (i) Costa Brava is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) the staff's comments and any changes to the disclosure in response to the staff's comments does not foreclose the Commission from taking any actions with respect to the filing, and (iii) Costa Brava may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Additional Soliciting Materials
------------------------------------------

1. The director-nominees are deemed to also be making the solicitation as they have an interest in being elected as directors. Accordingly, the director-nominees should also be identified as filing persons on your Schedule 14A. Please include such director-nominees as filing persons or provide us with your analysis as to why such director-nominees otherwise do not have an interest in being elected as directors and should not be deemed as making the solicitation.

Costa Brava's Response:
----------------------

We will make the requested change.

ROPES & GRAY LLP

                                     - 2 -                        March 14, 2006



2.    We note your following inquiries to TechTeam Global:

          o "Why was it necessary to change our company's By-laws in early January of 2006 to ensure the continued exclusion of the corporate Secretary from these meetings?"
          o "What conduct of the Board are you attempting to hide, and how much does it cost our company?"

      As noted in comment 3 in our letter dated March 1, 2006, such statements appear to be making allegations of wrongdoing without sufficient factual support. For example, the Form 8-K filed January 9, 2006 discloses the amendment of the bylaws to provide the chairman with the authority to designate an acting secretary to take the minutes. Such an amendment by itself, however, does not necessarily "ensure the continued exclusion of the corporate Secretary." Please remove this language from future filings or revise to characterize these allegations as your belief and provide sufficient factual foundation to support the accusations of misconduct. Please generally avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Costa Brava's Response:
-----------------------

We appreciate the Staff's comment and we will take this into account in future filings.

Any questions or comments on our responses should be directed either to David A. Fine (617-951-7473) or Melissa S. Gainor (617-951-7025).

Best regards,



Melissa S. Gainor


cc:  Seth W. Hamot
     Daniel Lee, Esq.
     Mara Ranson, Esq.